Exhibit 99.2

GETTY COPPER INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2012

(Stated in Canadian dollars)

UNAUDITED

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN
REVIEWED BY AN AUDITOR

Getty Copper Inc. (the "Issuer")
Financial Statements for the Nine Months Ending September 30, 2012

"In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements as at and for the three and nine months ended September 30, 2012. "

GETTY COPPER INC.
CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)
(Stated in Canadian dollars)

	September 30, 2012		December 31, 2011

ASSETS

Current Assets
Cash	$272,226		$66,272
Accounts receivable (Note 5)	52,689
Prepaid expenses	3,430		18,095
	328,345		84,367

Exploration and Evaluation Assets (Note 6)	5,069,749		5,040,374
Property, Building and Equipment (Note 7)	121,795		125,932

	$5,519,889		$5,250,673

LIABILITIES

Current Liabilities
Subscription Deposit	$500,000	$
Accounts payable and accrued liabilities (Note 8)	155,859		59,145
Provisions (Note 9)	11,000		30,000
Current portion of mortgage payable (Note 11)	2,652		3,309

	669,511		92,454

Indemnity (Note 10 )	458,418		584,447
Mortgage Payable (Note 11)	74,474		76,276

	532,892		660,723

	1,202,403		753,177

SHAREHOLDERS’ EQUITY

Share Capital (Note 13(b))	22,483,362		22,484,202
Reserves (Note 14)	1,247,149		1,235,494
Deficit	(19,413,025)		(19,222,200)

	4,317,486		4,497,496

	$5,519,889		$5,250,673
Continuing Operations (Note 1)

Approved by the Directors:

“Donald R. Willoughby”

“Corby Anderson”

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
UNAUDITED
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS
(Stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
	Sept 30, 2012	Sept 30, 2012	Sept 30, 2011	Sept. 30, 2011
Expenses:
Depreciation	$220	$661	$252	$705
Bank charges & interest	74	231	46	101
Filing fees	5,790	15,929	7,984	17,523
Interest - long term (Note 17)	8,951	28,320	9,811	29,205
Insurance	799	2,348	770	2,248
Management fees (Note 17)	7,500	22,500	7,500	22,500
Marketing & promotion	202	2,048	249	7,868
Office & miscellaneous	2,055	10,896	7,069	14,098
Professional fees (Note 17)	6,707	40,178	16,838	75,008
Property tax		5,821		5,588
Rent (Note 17)	1,500	4,500	1,500	4,500
Share-based compensation (Note 13(d))	3,885	11,655
Telephone	1,882	5,206	1,929	5,478
Transfer fees	2,477	6,532	2,244	7,854
Travel	753	8,138	365	4,869
Wages & benefits	9,652	28,985	9,636	28,246

	52,447	193,948	66,193	225,791

Other Income:
Interest income	15	129	174	925
Miscellaneous - Income tax recovery		2,994
	15	3,123	174	925

Net and comprehensive loss for the period ending September 30	(52,432)	(190,825)	(66,019)	(224,866)

Deficit, beginning	$(19,360,593)	$(19,222,200)	$(19,151,775)	$(19,078,279)
Deficit, ending	$(19,413,025)	$(19,413,025)	$(19,217,794)	$(19,303,145)
Loss per share (Note 3(c))	$(0.001)	$(0.002)	$(0.001)	$(0.002)

Weighted average number of common shares outstanding	(88,292,537)	(88,292,537)	(88,292,537)	(88,292,537)

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
UNAUDITED
STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(Stated in Canadian dollars)

	Share Capital	Reserves	Deficit	Total

Balance, January 1, 2012	$22,484,202	$1,235,494	$(19,222,200)	$4,497,496

Net and comprehensive loss for the period			(190,825)	(190,825)

Cost of Issue	(840)			(840)

Share-based compensation		11,655		11,655

Balance, September 30, 2012	$22,483,362	$1,247,149	$(19,413,025)	$4,317,486

Balance, January 1, 2011	$22,064,202	$1,232,430	$(19,078,279)	$4,218,353

Net and comprehensive loss for the period			(224,866)	(224,866)

Shares Issued	420,000			420,000

Balance, September 30, 2011	$22,484,202	$1,232,430	$(19,303,145)	$4,413,487

GETTY COPPER INC.
UNAUDITED
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(Stated in Canadian dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ending	Ending	Ending	Ending
	Sept. 30, 2012	Sept. 30, 2012	Sept. 30, 2011	Sept. 30, 2011
Cash Provided By (used for)
Operating Activities
Net loss for the period	$(52,432)	$(190,825)	$(66,019)	$(224,866)
Items not involving cash:
Depreciation	220	661	252	705
Share-based compensation	3,885	11,655
Write-off of accounts payable
	(48,327)	(178,509)	(65,767)	(224,161)
Net Change in Non-Cash Working Capital
Items:
Accounts receivable	(44,964)	(52,689)	2,100	4,228
Prepaid expenses	2,099	14,665	29,345	(2,192)
Accounts payable and accrued liabilities	(4,503)	96,714	(3,933)	(47,617)
Provisions	3,000	(19,000)
Indemnity	(142,483)	(126,029)	8,318	24,682
Interest income	(15)	(129)	(174)	(925)
Interest income received	15	129	174	925
Interest expense	1,434	4,348	9,811	29,205
Interest paid	(1,434)	(4,348)	(9,811)	(29,205)
	(235,178)	(264,848)	(29,937)	(245,060)

Financing Activities
Mortgage principal repayments	(835)	(2,459)	(776)	(2,284)
Share Subscriptions Received	500,000	500,000
Shares issued				420,000
Cost of Issue	(840)	(840)
	498,325	496,701	(776)	417,716

Investing Activities
Acquisition of equipment				(2,301)
Investment in exploration and evaluation assets	(8,203)	(25,899)	(45,304)	(446,319)
	(8,203)	(25,899)	(45,304)	(448,620)

Decrease in Cash	254,944	205,954	(76,017)	(275,964)

Cash, beginning of the year	17,282	66,272	184,893	384,840

Cash, end of the period	$272,226	$272,226	$108,876	$108,876

Non-cash transactions - See Note 18.

- See Accompanying Notes to Financial Statements -

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

1.	Nature of Business and continuing operations:

Getty Copper Inc. (the "Company") was incorporated under the Canada Business Corporations Act in September 1987 and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003, its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

These financial statements have been prepared using IFRS principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company has incurred losses since inception, has no source of operating revenue and at September 30, 2012, has net working capital deficit of ($341,166). The Company has been and remains dependant on its capacity to raise funds via equity issuances under terms that are consistent with the best interests of shareholders in order to finance its operations. These financial statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a going concern basis.

As the Company is in the exploration and evaluation stage, the Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

2.	Basis of Presentation:

Statement of compliance

These interim condensed financial statements are unaudited and have been prepared in accordance with ISA 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with IFRS have been omitted or condensed. The preparation of the financial statements is based upon accounting policies and practices consistent with those used in the preparation of the 2011 annual audited consolidated financial statements. The accompanying Interim condensed consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements, since they do not contain all disclosures required by IFRS for annual statements.

The interim condensed financial statements of the Company for the nine months ended September 30, 2012 and 2011 have been prepared by management, reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on August 16, 2012. Shortly thereafter, the financial statements are made available to shareholders and others through filing on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Basis of presentation

These interim financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS.

The financial statements have been prepared on the historical cost basis except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value, as explained in the accounting policies set out in Note 3. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

. . . 7

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

2.	Basis of Presentation (Continued):

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts and assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Notes 3(b), 3(g), 3(h), 3(i), 3(j) and 3(k).

All amounts are presented in Canadian dollars, unless otherwise indicated, as a significant amount of the Company’s business is conducted in this currency

Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, International Financial Reporting Standards, amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2011. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards.

At the date of authorization of these interim financial statements, the IASB and IFRIC have issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements (IAS 1), which are effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The amendments may result in changes in the way other comprehensive (“OCI”) is presented in the statement of operations. Management is currently evaluating the potential impact that the adoption of IAS 1 will have on the presentation of Company’s financial statements.

IAS 12 Income Taxes

The IASB issued limited scope amendments to IAS12 Income Taxes, which are effective for annual periods beginning on or after January 1, 2012, with earlier application permitted.

IAS 32 Financial Instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32), which are effective for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The amendment clarifies that an entity that has a legally enforceable right to offset financial assets and financial liabilities if that right is not contingent on a future event and it is enforceable, both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. Management is currently evaluating the potential impact that the adoption of IAS 32 will have on the presentation of the Company’s financial statements.

. . . 8

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

2.	Basis of Presentation (Continued):

Adoption of new and revised standards and interpretation (continued)

IFRS 7 Financial Instruments: Disclosures

In December 2011, the IASB issued amendments to IFRS 7 Financial Instrument Disclosures, which are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments comprise additional disclosures on financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar agreements. These amendments will enable users of the financial statements to better compare financial statements prepared in accordance with IFRS. These amendments will not have an impact on the results of operations or financial position of the Company as they are disclosure requirements only.

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in December 2011, IFRS 9 Financial Instruments (IFRS 9) as a first phase in its ongoing project to replace IAS 39. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of IFRS 9 which was originally limited to companies that chose to apply IFRS 9 prior to 2012. Alternately, additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurements of financial instruments. IFRS 9 provides new requirements as to how an entity should classify and measure financial assets and liabilities that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing such financial assets and the contractual cash flow characteristics of the financial assets. This standard also requires a single impairment method be used, replacing the multiple impairment method in IAS 39.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (IFRS 13) which is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. IFRS 13 establishes a single source of guidance for fair value measurements when fair value is required or permitted by IFRS and provides for enhanced disclosures when fair value is applied. Management is currently evaluating the potential impact that the adoption of IFRS 13 will have on the Company’s financial statements.

3.	Significant Accounting Policies:

The significant accounting policies used in the preparation of these financial statements are described below:

a)	Critical accounting policies, key judgements and estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

. . . 9

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Critical judgements in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see note below), that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.

Impairments

Exploration and evaluation assets, and property, building and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. If an asset’s recoverable amount is less than the asset’s carrying amount, an impairment loss is recognized. Future cash flow estimates which are used to calculate the asset’s fair value are based on expectations about future operations primarily comprising estimates about production and sales volumes, commodity prices, reserves, operating, rehabilitation and restoration costs and capital expenditures. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management. Refer to notes 6 and 7.

Key sources of measurement uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Depreciation of mineral property, building and equipment

Property, plant and equipment are depreciated using the declining balance method which approximates the useful life and reserve estimate of the asset. Depreciation and depletion of property, building and equipment are dependent upon estimates of useful life and reserve, both of which are determined by management. These estimates impact the useful lives of assets depreciated on a declining balance basis and therefore the annual depreciation charge to income.

Doubtful accounts receivable

Management regularly reviews its accounts receivable amounts for items that might not be collectible.

They will provide an allowance for accounts which may not be collectible based on their estimate of collectability.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event; it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. Refer to note 9.

. . . 10

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

	b)	Income taxes

Income tax expense represents the sum of tax currently payable and changes to deferred tax assets and liabilities as a result of operations during the period.

Current income taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.

Deferred income taxes

Deferred income tax is provided using the statement of financial position liability method on temporary differences at the date of the statement of financial position between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets and liabilities are recognized for all taxable temporary differences, except where the deferred income tax asset and liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting income nor taxable income or loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable income will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the date of the statement of financial position.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statement of income and comprehensive income.

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

c)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

. . . 11

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

	d)	Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories:

  Fair value through profit or loss ("FVTPL");

  Held-to-maturity ("HTM");

  Available-for-sale ("AFS"); and

  Loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

Financial assets are classified as FVTPL when the financial asset is held-for-trading or is designated as FVTPL. Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified cash and cash equivalents as held-for-trading

Financial assets classified as loans and receivables and held-to-maturity are measured at amortized cost using the effective interest method. The Company’s receivables are classified as loans and receivables. The Company has not designated any financial assets as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income except for losses in value that are considered other than temporary. The Company has not classified any financial assets as available-for-sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

. . . 12

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in income.

In relation to receivables, a provision for impairment is made and an impairment loss is recognized in income when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible. Changes in the carrying amount of the allowance account are recognized in profit or loss.

Available-for-sale

If an available for sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in income, is transferred from equity to income. Reversals in respect of equity instruments classified as available for sale are not recognized in income.

Derecognition of Financial Assets

A financial asset is derecognized when:

  The contractual right to the asset’s cash flow expire; or

  If the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

e)	Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities, indemnity and mortgage payable as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of operations before other comprehensive income.

. . . 13

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

f)	Cash and cash equivalents

Cash consists of funds held in the Company's chequing and savings account that do not have any restrictions placed on them. Cash equivalents include highly liquid investments having terms to maturity of 90 days or less when acquired.

g)	Property, building and equipment

Property, building and equipment are recorded at cost less accumulated depreciation and amortization and any accumulated impairment write-downs.

Depreciation is charged to the statement of operations so as to write-off the cost of assets less their residual values using the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When parts of an item of property, building and equipment have different useful lives, they are accounted for as separate items (major components) of property, building and equipment.

The Company assesses at each reporting period date, whether there is an indication that property, building and equipment may be impaired. If any indication of impairment exists, the Company performs an impairment test to determine whether an impairment loss is required to be recognized. Impairment tests are performed in accordance with the steps discussed in the accounting policy note entitled “Impairment of non-financial assets”.

h)	Exploration and evaluation assets

All direct costs relating to the exploration and evaluation assets that meet the generally accepted criteria for deferral are capitalized as incurred. These criteria include having a clearly defined process with identifiable associated costs, establishment of technical feasibility, an intention to process and sell the recovered minerals to a clearly defined market, and adequate resources exist or are expected to be available to complete the project to commercial production. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned or management has determined there to be impairment, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations, if sold, or written-off.

Exploration and evaluation assets are recorded at cost less accumulated impairment losses. Direct costs include any cash consideration and fair market value of shares issued, if any, on the acquisition of mineral property interest. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when payments are made.

. . . 14

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

a)	Exploration and evaluation assets (continued)

Carrying values of exploration and evaluation assets as reported on the statement of financial position do not necessarily reflect the actual present or future value. Recovery of carrying values is dependent upon the future commercial success of operations.

Upon establishment of commercial production, carrying values of mineral interests are amortized over the estimated life of the mines, using the unit-of-production basis, based upon the current estimated recoverable reserves and resources.

The Company reviews capitalized costs on its property interests at each statement of financial position date for impairment in value based upon current exploration results and upon management’s assessment of the future profitability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current market value may also be based upon a review of other property transactions that have occurred in the same geographical area as that of the property under review.

Administrative costs are expensed as incurred.

b)	Impairment of non-financial assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset, or cash-generating unit, is estimated to be less than its carrying amount, the carrying amount of the asset, or cash-generating unit, is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Where an impairment loss subsequently reverses, the carrying amount of the asset, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset, or cash-generating unit, in prior years.

c)	Asset retirement and environmental provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, building and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement and environmental provision is recognized as its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement and environmental provision is added to the carrying amount of the related asset and the cost is amortized in a manner consistent with the depreciation of the related asset. Following the initial recognition of the asset retirement and environmental provision, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation and accreted over time to its present value. The accretion charge is included in the statement of income within amortization expense. At September 30, 2012 and 2011, the Company cannot reasonably estimate the fair value of the resource properties site restoration costs, if any.

. . . 15

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

a)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

b)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount. Refer to Note 17.

c)	Share-based compensation

The Company grants stock options and warrants to buy common shares of the Company to Directors, officers, employees and service providers. The Directors, officers, employees receive a portion of their remuneration in the form of share-based payment transactions, whereby employees and service providers render services as consideration for equity transactions (“equity-settled transactions”).

The Board of Directors grants such options and warrants for periods up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The Company recognizes the fair value of share-based compensation over the vesting period of the options and warrants. The fair value of the options and warrants granted is calculated using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option. The fair value excludes the effect of non-market based vesting conditions.

d)	Equity-settled transactions

The costs of equity settled transactions with employees and service providers are measured by reference to the fair value at the date on which they are granted.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to income for a

. . . 16

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

3.	Significant Accounting Policies (Continued):

a)	Equity-settled transactions (continued)

period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied. Share options granted to employees and service providers are treated as forfeited when such employees cease employment before the end of the vesting period. Such forfeitures result in a reversal of the expense previously recognized, with a corresponding adjustment to the contributed surplus.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share based payment arrangement.

b)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs once there is reasonable assurance that they will be received.

4.	Financial Instruments:

Categories of financial instruments

	Sept. 30,	Sept. 30,
	2012	2011
	$	$
Financial Assets
Cash	272,226	108,876
Accounts receivable	52,689	6,750
	324,915	115,626

	Sept. 30,	Sept. 30,
	2012	2011
	$	$
Financial Liabilities
Accounts payable and accrued liabilities	166,859	216,262
Indemnity	458,418	576,129
Mortgage payable	77,126	80,374
	702,403	872,765

. . . 17

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

4.	Financial Instruments (Continued):

Fair Value

The Company estimates that the fair value of these financial instruments approximates the carrying values at September 30, 2012 and September 30, 2011, respectively.

All financial instruments revaluated at fair value must be classified according to a hierarchy containing 3 levels:

i.	Level 1 – Fair values based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
ii.

Level 2 – Fair value techniques based on inputs other than quoted prices included in Level 1 that are observable on the market for the assets and liabilities, which are directly (i.e. as prices) or indirectly (i.e. derived from prices); and

iii.	Level 3 – Fair values based on inputs for the assets and liabilities that are not based on observable market data.

The following table outlines the financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above as at September 30, 2012 and September 30, 2011:

	Sept. 30,	Sept. 30,
	2012	2011
Financial Assets
Cash	$272,226	$108,876

5.	Accounts Receivable

	Sept. 30,	Sept. 30,
	2012	2011
HST/GST receivable	$2,521	$6,582
Other receivables	50,168	168
	$52,689	$6,750

6.	Exploration and Evaluation Assets:

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 269 square kilometres. Building and equipment depreciation included in exploration costs during the nine months ended September 30, 2012 amounted to $3,474 (2011 -$3,612).

During the nine months ended September 30, 2012, the Company incurred $29,375 in deferred costs as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Other	3,075	21	12,903	12,960	416	29,375
Total exploration & development costs	$3,075	$21	$12,903	$12,960	$416	$29,375

. . . 18

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

6.	Exploration and Evaluation Assets: (Continued)

As at September 30, 2012, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	941,243	37,303	1,951,299	414,511	157,304	3,501,660
Metallurgy	525	-	972,884	15,324	-	988,733
Other	830,911	17,692	1,025,173	273,843	143,279	2,290,898
Total exploration & development costs	$1,995,871	$58,045	$9,036,101	$1,412,592	$401,513	$12,904,122
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	2,029,081	169,891	9,388,498	2,481,726	515,396	14,584,592
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$298,951	$113,256	$2,847,192	$1,681,020	$129,330	$5,069,749

As at December 31, 2011, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty	Getty	Getty	Getty South	Getty	Total
	Northwest	Central	North	50% interest	Southwest	Exploration &
						Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	343,563	184,819	-	528,382
Geology	941,243	37,303	1,951,299	414,511	157,304	3,501,660
Metallurgy	525	-	972,884	15,324	-	988,733
Other	827,836	17,671	1,012,270	260,883	142,863	2,261,523
Total exploration & development costs	$1,992,796	$58,024	$9,023,198	$1,399,632	$401,097	$12,874,747
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	2,026,006	169,870	9,375,595	2,468,766	514,980	14,555,217
Write-offs	(1,730,130)	(56,635)	(6,541,306)	(800,706)	(386,066)	(9,514,843)
	$295,876	$113,235	$2,834,289	$1,668,060	$128,914	$5,040,374

The Company acquired a 100% interest in the Getty North Property in 1992 from Robak Industries Ltd. ("Robak") and Masco Capital Inc. ("Masco"), two private corporations controlled by the Company's then President. As consideration, the Company issued 4,608,492 common shares to each of the private corporations involved, subject to the Company obtaining a valuation on the property establishing a minimum value of $2,304,246 and the approval of the securities commission in existence at that time. The property is subject to a 1.5% net smelter return royalty in favour of Robak.

The Getty Northwest property claims were acquired by the Company through staking this property. This property is also subject to a 1.5% net smelter return royalty in favour of Robak.

. . . 19

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

6.	Exploration and Evaluation Assets: (Continued)

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak. Certain terms and conditions laid out on this original contract were not met and on November 8, 2002, the Company and Robak terminated the original agreement and entered into a subsequent agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest mineral rights and a 50% interest in the Getty South mineral rights in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed to pay 100% of the costs to place the Getty South mineral rights into production and granted a 1.5% net smelter royalty on all of these claims in favour of Robak.

During 2010, the Company entered into a Letter of Intent ("LOI") with Effisolar Energy Ltd. ("Effisolar") allowing it to earn up to 51% interest in Getty North, Getty South, and Getty West ("Property") and to form a joint venture for further exploration upon completion of the conditions listed in the LOI. Due to the length of time of negotiations for a formal agreement to be completed, the parties entered into a binding interim agreement, whereby Effisolar would fund a $420,000 work program on the properties. Within this agreement, the parties agreed that if a formal option and joint venture agreement was not signed by December 15, 2010, the Company would issue a total of 1,400,000 shares to Effisolar to pay for the work program. Since the deadline passed without a formal agreement being signed, the Company fulfilled its obligation in April 2011 and issued 1,400,000 shares upon receipt of data and relevant legal documentation.

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to its properties are in good standing.

7.	Property, Building and Equipment:

	Automotive	Computer	Computer	Office	Portable	Building	Land	Totals
	equipment	equipment	software	equipment	buildings
Cost
Balance, January 1, 2011	$29,318	$98,540	$74,359	$54,407	$12,112	$178,124	$22,322	$469,182
Additions	-	2,301	-	-	-	-	-	2,301
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2011	29,318	100,841	74,359	54,407	12,112	178,124	22,322	471,483
Additions	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, September 30, 2012	$29,318	$100,841	$74,359	$54,407	$12,112	$178,124	$22,322	$471,483
								-
Depreciation and impairment losses								-
Balance, January 1, 2011	$29,133	$97,865	$74,359	$50,869	$12,112	$75,525	-	$339,863
Depreciation for the year	55	821	-	708	-	4,104	-	5,688
Impairment loss	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, December 31, 2011	29,188	98,686	74,359	51,577	12,112	79,629	-	345,551
Depreciation for the period	29	728	-	425	-	2,955	-	4,137
Impairment loss	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-
Balance, September 30, 2012	$29,217	$99,414	$74,359	$52,002	$12,112	$82,584	$-	$349,688

Carrying Amounts
At January 1, 2011	$185	$675	$-	$3,538	$-	$102,599	$22,322	$129,319
At December 31, 2011	$130	$2,155	$-	$2,830	$-	$98,495	$22,322	$125,932
At September 30, 2012	$101	$1,427	$-	$2,405	$-	$95,540	$22,322	$121,795

The Company owns land and office/storage building in Logan Lake. The premises are used for core storage, field offices and vehicle storage. The property is encumbered by a mortgage in the amount of $77,126 as of September 30, 2012 (see Note 11).

. . . 20

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

8.	Accounts Payables and Accrued Liabilities

	Sept. 30,	Sept. 30,
	2012	2011
Trade payables	$50,702	$203,488
Amounts due to related parties (Note 17)	105,157	12,774
	$155,859	$216,262

9.	Provisions:

The provision below represents accruals for professional fees.

Balance, January 1, 2011	$18,000
Decrease	(18,000)
Increase	30,000
Balance, December 31, 2011	30,000
Decrease	(45,000)
Increase	26,000
Balance, September 30, 2012	$11,000

10.	Indemnity:

In April, 2009, the Company reached a settlement with one of its Directors to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former Directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement ("MPISA") between the Director's company, Robak, and the Company. The settlement was premised on the fact that the Director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the Director will be entitled to receive $650,000 by way of a secured debenture of $600,000 payable January 2, 2014 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc.).

11.	Mortgage Payable:

The mortgage payable is associated with the Logan property (see Note 7).

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum. Subsequent to December 31, 2011, the Company renegotiated the terms of its loan agreement. Effective October 1, 2012, the mortgage payable will require monthly payments of $885 including interest at 6.0% per annum and the mortgage payable will mature on October 1, 2017.

Principal repayments required are as follows:

Sept. 30,
2012
Payable not later than one year	$2,652
Payable later than one year and not later than
five years	27,949
Payable later than five years	46,525
$77,126

. . . 21

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

12.	Income Taxes:

A reconciliation of Canadian income taxes at statutory rate is as follows:

	September 30, 2012	Dec. 31, 2011
	25%	26.5%

Net and comprehensive loss for the year before income taxes	$190,825	$143,921

Expected income tax recovery	$(47,706)	$(38,139)
Net adjustment for deductible and non-deductible amounts	1,706	(2,398)
Unrecognized benefit of tax pool assets	46,000	40,537
	$-	$-

The significant components of the Company's deferred income tax assets are as follows:

	Sept. 30, 2012	Dec. 31, 2011
Deferred income tax assets:

Mineral properties	$619,800	$619,600
Non-capital loss carryforwards	1,547,900	1,505,300
Equipment	94,900	93,800
Share issue cost	4,200	5,700

	2,266,800	2,224,400

Valuation allowance	(2,266,800)	(2,224,400)

Net future tax assets	$-	$-

At September 30, 2012, the Company has approximately $6,191,000 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2014	562,000
2025	621,000
2026	1,132,000
2027	2,119,000
2028	205,000
2029	923,000
2030	305,000
2031	140,000
2032	184,000
$6,191,000

Subject to certain restrictions, the Company also has mineral property expenditures of approximately $7,539,700 available to reduce taxable income in future years.

Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

. . . 22

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

13.	Share Capital:

a)	Authorized: Unlimited number of common shares

b)	Issued:

	Shares	Amount

Balance, January 1, 2011	86,892,537	$22,064,202
Shares issued	1,400,000	420,000
Share issue costs	-
Balance December 31, 2011	88,292,537	22,484,202
Share issue costs		840
Balance September 30, 2012	88,292,537	$22,483,362

Subsequent to the nine months ending September 30, 2012, the Company completed a non-broker private placement, whereby the Company issued 10,000,000 shares at $0.05 per share raising $500,000. 90% of the issued shares were purchased by insiders of the Company. All securities issued in connection with this financing are subject to a four month hold period expiring on February 24, 2013. Proceeds will be used for working capital and no finders’ fees were payable.

In April 2011, the Company issued 1,400,000 shares to settle its obligation with Effisolar. See Note 6.

c)	Warrants

The following is a summary of changes in warrants from January 1, 2011 to December 31, 2011:

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Cancelled	Warrants
	Price	January 1,				Dec. 31,
		2011				2011
June 13, 2012	0.12	325,000				325,000

Wt. Average price		$0.00	$0.12	$0.00	$0.00	$0.12
Wt. Average remaining life (yrs.)		-	-	-	-	0.50

The following is a summary of changes in warrants from January 1, 2012 to September 30, 2012:

		Number of				Number of
Expiry Date	Exercise	Warrants	Issued	Exercised	Expired	Warrants
	Price	January 1,				Sept. 30,
		2012				2012
June 13, 2012	0.12	325,000			325,000

Wt. Average price		$0.00	$0.12	$0.00	$0.12	$-
Wt. Average remaining life (yrs.)		-	-	-	-	$-

. . . 23

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

13.	Share Capital (Continued):

d)	Share purchase options

The following is a summary of changes in share purchase options from January 1, 2011 to December 31, 2011:

		Number of			Number of
Expiry	Exercise	Options	Issued	Cancelled	Options
Date	Price	January 1, 2011			December 31, 2011
	$
Aug. 14, 2014	0.10	3,325,000		-	3,325,000
Aug. 31, 2013	0.10		500,000	-	500,000
		3,325,000	500,000	-	3,825,000
Wt. Average price		0.10	0.10	-	0.10
Wt. Average remaining life (yrs.)		3.62	-	-	2.50

The following is a summary of changes in share purchase options from January 1, 2012 to September 30, 2012:

		Number of			Number of
Expiry	Exercise	Options	Issued	Cancelled	Options
Date	Price	January 1, 2012			September 30, 2012
	$
Aug. 14, 2014	0.10	3,325,000	-	250,000	3,075,000
Aug. 31, 2013	0.10	500,000			500,000
		3,825,000	-	250,000	3,575,000

At the Company's 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. During 2009, 2,675,000 options were cancelled and 3,325,000 options were issued at $0.10, expiring August 14, 2014.

During 2011, the Company entered into consulting agreements which called for the Company to grant 500,000 options on August 31, 2011 at $0.10, exercisable for a two year period and vesting 12.5% quarterly. Accordingly, using the Black-Scholes option pricing model, the stock options are recorded at fair value in the statement of operations. Total share-based compensation recognized in the statement of operations for options granted was $7,770 and the weighted average fair value of each option granted was $0.10. This amount was also recorded as contributed surplus on the balance sheet.

The following is a summary of stock options outstanding as at September 30, 2012:

Exercise Price	Options Outstanding	Remaining Contractual	Options Vested
		Life
		(months)

0.10	3,075,000	23	3,075,000
0.10	500,000	11	270,800
	3,575,000		3,345,800

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

13.	Share Capital (Continued):

The fair value of the stock options is estimated using Black-Scholes model with weighted average assumption as follows:

	2012	2011
Risk free interest rate	1.30%	0.97%
Expected life of options in years	2 years	2 years
Expected volatility	148%	144%
Dividend per share	$0.00	$0.00
Share-based compensation	$3,885	$3,064

For the nine months ending September 30, 2012, total share-based compensation recognized in the statement of operations for options granted was $11,655 and weighted average fair value for each option granted was $0.02965.

14.	Reserves:

The continuity is as follows:

	2012	2011
Balance at beginning of January 1	$1,235,494	$1,232,430
Share-based compensation	11,655	-
Fair value of the agents warrants issued
Balance at September 30,	$1,247,149	$1,232,430

15.	Capital Management:

The Company manages its capital structure and makes adjustments to it based on available funds in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders' equity.

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt. In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during nine months ending September 30, 2012. The Company is not subject to externally imposed capital requirements.

. . . 25

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

16.	Financial Risk Factors:

The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company does not enter into or trade financial instruments including derivative financial instruments, for speculative purposes.

a)	Credit risk

Credit is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case- by-case basis.

Customers are primarily quasi-governmental agencies. As a result, the Company has not experienced any instances of non-payment.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets.

c)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. The Company currently has no assets or liabilities subject to fluctuating rates of interest and consequently, the Company is of the opinion that interest rate risk is currently nominal

. . . 26

GETTY COPPER INC.
UNAUDITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2012 and 2011
(Stated in Canadian dollars)

17.	Related Party Transactions:

In addition to transactions described elsewhere in these financial statements, the Company had the following balances with officers and directors of the Company and companies or professional firms with which officers or Directors are associated:

	Sept. 30,	Sept. 30,
	2012	2011
Companies affiliated with key management personnel	$68,197	$12,734
Companies controlled by directors	36,960	-
Companies controlled by directors - indemnity (Note 10)	458,418	576,129
	$563,575	$576,129

These amounts, except those related to the indemnity, are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company incurred the following transactions with directors of the Company and companies or professional firms with which directors are associated:

	Sept. 30,	Sept 30,
	2012	2011
Management fees	$22,500	$22,500
Professional fees	9,320	19,855
Rent	4,500	4,500
Interest expense on indemnity	23,971	24,682
	$60,291	$71,537

The Company incurred the following transactions with officers of the Company and companies or professional firms with which officers are associated:

	Sept. 30,	Sept. 30,
	2012	2011
Exploration and development costs	$22,500	$22,500
Professional fees	9,320	19,585
	$31,820	$42,085

These transactions are in the normal course of operations and are measured at fair value as determined by management.

18.	Non-cash Transactions

During the Nine months ended September 30, the Company incurred the following non-cash transactions that are not reflected in the statement of cash flows:

	Nine Months Ended
	Sept. 30,	Sept. 30,
	2012	2011
Exploration and evaluation asset costs included within accounts
payable and accrual liabilities	$3,474	$3,612
Interest on indemnity	23,971	24,682
	$27,445	$28,294

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